Exhibit 99.1

Aeterna Zentaris Reports Second Quarter 2023 Financial Results

●	Ended the quarter with $42.2 million in cash, expected to fund operations into 2025

●	Driving patient recruitment for Phase 3 DETECT trial for the diagnosis of Childhood Onset Growth Hormone Deficiency

TORONTO, ONTARIO, August 9, 2023 – Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (“Aeterna” or the “Company”), a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products, today reported its financial and operating results for the quarter ended June 30, 2023.

“Our continued progress advancing our development and regulatory strategies are evolving and designed to provide us with a pathway towards our first-in-human clinical studies with our lead indication, neuromyelitis optica spectrum disorder (NMOSD). Further, we established solid traction with our ongoing DETECT trial and are working towards meeting our goal of completing enrollment by year’s end,” commented Dr. Klaus Paulini, Chief Executive Officer of Aeterna. “Importantly, we have maintained a strong cash position to enable us to continue our strategy.”

Summary of Second Quarter 2023 Financial Results

All amounts are in U.S. dollars

Cash and cash equivalents

The Company had $42.2 million in cash and cash equivalents at June 30, 2023.

Results of operations for the three-month period ended June 30, 2023

For the three-month period ended June 30, 2023, we reported a consolidated net loss of $2.5 million, or $0.52 loss per common share (basic and diluted), as compared with a consolidated net loss of $4.2 million, or $0.87 net loss per common share (basic) for the three-month period ended June 30, 2022.

Revenues

●	Our total revenue for the three-month period ended June 30, 2023 was $2.2 million as compared with ($0.2 million) for the same period in 2022, representing an increase of $2.4 million. The increase was due primarily to an increase in license fee revenue recognized of $1.0 million and development services revenue of $1.4 million relating to the Company’s amended agreement with Novo Nordisk Healthcare.

Operating Expenses

●	Our total operating expenses for the three-month period ended June 30, 2023 were $5.1 million as compared with $4.5 million for the same period in 2022, representing an increase of $0.6 million. This increase arose from a $0.5 million increase in research and development expenses, primarily related to our DETECT trial, and a $0.1 million increase in cost of sales.

Net Finance Income

●	For the three-month period ended June 30, 2023, our net finance income was $0.3 million as compared to $0.5 million for the three-month period ended June 30, 2022, representing a decrease of $0.2 million. This decrease was the result of a $0.5 million decrease in gains due to changes in foreign currency rates offset by a $0.3 million increase in interest income.

Results of operations for the six-month period ended June 30, 2023

For the six-month period ended June 30, 2023, we reported a consolidated net loss of $6.8 million, or $1.39 loss per common share (basic and diluted), as compared with a consolidated net loss of $6.9 million, or $1.41 net loss per common share (basic) for the six-month period ended June 30, 2022.

Revenues

●	Our total revenue for the six-month period ended June 30, 2023, was $4.4 million as compared to $1.3 million for the same period in 2022, representing an increase of $3.1 million. The increase was primarily due to an increase in license fee revenue recognized of $1.3 million and development services revenue of $1.9 million relating to the Company’s amended agreement with Novo Nordisk Healthcare, offset by a $0.1 million decrease in product sales.

Operating Expenses

●	Our total operating expenses for the six-month period ended June 30, 2023 were $11.4 million as compared with $8.8 million for the same period in 2022, representing an increase of $2.6 million. This increase arose from a $2.1 million increase in research and development expenses, primarily related to our DETECT trial and our AEZS-130 Macimorelin ALS project, increases of $0.4 million in selling, general & administrative expenses, and a $0.1 million increase in cost of sales.

Net Finance Income

●	For the six-month period ended June 30, 2023, our net finance income was $0.3 million as compared to $0.7 million for the six-month period ended June 30, 2022, representing a decrease of $0.4 million. This decrease was the result of a $0.7 million decrease in gains due to changes in foreign currency rates offset by a $0.3 million increase in interest income.

Consolidated Financial Statements and Management’s Discussion and Analysis

For reference, the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the second quarter 2023, as well as the Company’s unaudited consolidated interim financial statements as of June 30, 2023, will be available on the Company’s website (www.zentaris.com) in the Investors section or at the Company’s profile at www.sedarplus.com and www.sec.gov.

About Aeterna Zentaris Inc.

Aeterna Zentaris is a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products focused on areas of significant unmet medical need. The Company’s lead product, macimorelin (Macrilen®; Ghryvelin™), is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). The Company is leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of childhood-onset growth hormone deficiency (CGHD), an area of significant unmet need.

Aeterna Zentaris is dedicated to the development of its therapeutic asset and has established a pre-clinical development pipeline to potentially address unmet medical needs across a number of indications, including neuromyelitis optica spectrum disorder (NMOSD), Parkinson’s disease (PD), hypoparathyroidism and amyotrophic lateral sclerosis (ALS; Lou Gehrig’s disease).

For more information, please visit www.zentaris.com and connect with the Company on Twitter, LinkedIn and Facebook.

Forward-Looking Statements

This press release contains statements that may constitute forward-looking statements within the meaning of U.S. and Canadian securities legislation and regulations, and such statements are made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “aiming”, “anticipates,” “believes,” “intends,” “potential,” “possible,” and similar expressions. Such statements, based as they are on current expectations of management, inherently involve numerous risks, uncertainty and assumptions, known and unknown, many of which are beyond our control.

Forward-looking statements in this press release include, but are not limited to, those relating to Aeterna’s expectations regarding: its ability to use cash to fund its future operations; recruitment efforts with respect to the DETECT trial; plans regarding first-in-human studies; and commercialization efforts regarding macimorelin.

Forward-looking statements involve known and unknown risks and uncertainties, and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such risks and uncertainties include, among others: we may not be successful in finding a commercialization partner for Macrilen® (macimorelin) in North America or other territories not currently partnered; we may not be able to re-launch sales of Macrilen® (macimorelin) in the United States; our reliance on the success of the DETECT trial in CGHD; results from our ongoing or planned pre-clinical studies and our DETECT trial may not be successful or may not support advancing the product further in pre-clinical studies, to human clinical trials or regulatory approval; our ability to raise capital and obtain financing to continue our currently planned operations; our now heavy dependence on the success of macimorelin (Macrilen®; GHRYVELIN™) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; and our ability to continue to list our common shares on the NASDAQ. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties, including those risks discussed in our Annual Report on Form 20-F and annual information form under the caption “Risk Factors”. Given the uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Toronto Stock Exchange accepts no responsibility for the adequacy or accuracy of this release.

Investor Contact:

Jenene Thomas
JTC Team
T: +1 (833) 475-8247
E: aezs@jtcir.com